UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                NATCO GROUP (NTG)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0001057693
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                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                       DLA Piper Rudnick Gray Cary US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

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    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The D3 Family Fund, L.P.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |X|
                                                                        (b)  |_|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS (See Instructions)
            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
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                          7      SOLE VOTING POWER

                                 270,024 Common shares (1.4%)
       NUMBER          ---------------------------------------------------------
     OF SHARES            8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   0
        EACH           ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     270,024
                       ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 270,024; for all reporting persons as a group, 1,381,858 shares (7.2%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
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    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
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                                       2

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The DIII Offshore Fund, L.P.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bahamas
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                          7      SOLE VOTING POWER

                                 304,540 Common shares (1.6%)
       NUMBER          ---------------------------------------------------------
     OF SHARES            8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   0
        EACH           ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     304,540
                       ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 304,540; for all reporting persons as a group, 1,381,858 (7.2%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The D3 Family Bulldog Fund, L.P.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 807,294 common shares (4.2%)
       NUMBER          ---------------------------------------------------------
     OF SHARES            8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   0
        EACH           ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     807,294
                       ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 807,294; for all reporting persons as a group, 1,381,858 shares (7.2%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
       NUMBER          ---------------------------------------------------------
     OF SHARES            8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   1,381,858 shares (7.2%)
        EACH           ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     0
                       ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 1,381,858 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 1,381,858; for all reporting persons as a group, 1,381,858 shares (7.2%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bahamas
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
       NUMBER          ---------------------------------------------------------
     OF SHARES            8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   304,540 common shares (1.6%)
        EACH           ---------------------------------------------------------
      REPORTING           9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     0
                       ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 304,540 common shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 304,540; for all reporting persons as a group, 1,381,858 shares (7.2%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

        This Amendment No. 2 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons"), as previously amended, (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4.  Purpose of the Transaction.

On July 10, 2007, the Reporting Persons filed with the Securities and Exchange Commission a Form 144 covering the potential sale, in unsolicited broker's transactions on the open market, of a total of 400,000 shares of NTG's common stock which the Reporting Persons have the right to acquire from NTG upon conversion of a total of 3,122 of the shares of NTG convertible preferred stock beneficially owned by them, as previously reported on their Schedule 13D. As of the date of this Amendment the Reporting Persons have sold 288,482 of those shares (see Item 5). The Reporting Persons intend to sell the additional 111,518 shares (through the conversion of the applicable number of convertible preferred shares) within the next three months, subject to market conditions. In addition, pursuant to a Form 144 filed with the Securities and Exchange Commission on June 15, 2007 covering the potential sale of 110,061 shares of NTG common stock beneficially owned by them, the Reporting Persons have sold all of such shares in broker's transactions on the open market since that date (see Item 5). The Reporting Persons presently intend to hold their remaining shares of NTG convertible preferred stock for investment and reserve the right to increase or decrease their investment depending on market conditions, circumstances affecting NTG and/or extrinsic factors such as developments in the company's industry and the economic environment.

Item 5.  Interest in Securities of the Issuer.

        (a, b) The Reporting Persons, in the aggregate, beneficially own 1,381,858 common shares, constituting approximately 7.2% of the outstanding Shares.

        c) During the past 60 days, the Reporting Persons have sold, in unsolicited brokers' transactions on the open market on aggregate of 398,543 shares of NTG common stock, including 288,482 shares acquired upon conversion of shares of convertible preferred stock for of the preferred shares surrendered for conversion.

Portfolio Name              Transaction Date   Shares Sold   Price
D3 Family Fund LP           6/15/2007                9,410   48.28
D3 Family Fund LP           6/18/2007                1,117   48.56
D3 Family Fund LP           6/18/2007                  233   48.56
D3 Family Fund LP           6/19/2007                2,195   48.66
D3 Family Fund LP           6/22/2007                  435   48.00
D3 Family Fund LP           7/9/2007                   252   48.05
D3 Family Fund LP           7/9/2007                 6,748   48.05
D3 Family Fund LP           7/10/2007                3,116   50.36
D3 Family Fund LP           7/11/2007                7,585   50.23
D3 Family Fund LP           7/12/2007               27,530   50.44
D3 Family Fund LP           7/13/2007               10,115   50.31
D3 Family Fund LP           7/16/2007                  740   50.35
D3 Family Bulldog Fund LP   6/15/2007               14,520   48.28

D3 Family Bulldog Fund LP   6/15/2007                9,820   48.28
D3 Family Bulldog Fund LP   6/18/2007                4,710   48.56
D3 Family Bulldog Fund LP   6/19/2007                7,645   48.66
D3 Family Bulldog Fund LP   6/22/2007                  975   48.00
D3 Family Bulldog Fund LP   7/9/2007                16,043   48.05
D3 Family Bulldog Fund LP   7/9/2007                 1,286   48.05
D3 Family Bulldog Fund LP   7/9/2007                 7,171   48.05
D3 Family Bulldog Fund LP   7/10/2007               11,467   50.36
D3 Family Bulldog Fund LP   7/11/2007               27,205   50.23
D3 Family Bulldog Fund LP   7/12/2007               98,315   50.44
D3 Family Bulldog Fund LP   7/13/2007               36,180   50.31
D3 Family Bulldog Fund LP   7/16/2007                2,640   50.35
DIII Offshore Fund LP       6/15/2007                8,511   48.28
DIII Offshore Fund LP       6/18/2007                1,871   48.56
DIII Offshore Fund LP       6/19/2007                3,029   48.66
DIII Offshore Fund LP       6/22/2007                  590   48.00
DIII Offshore Fund LP       7/9/2007                 9,500   48.05
DIII Offshore Fund LP       7/10/2007                4,417   50.36
DIII Offshore Fund LP       7/11/2007               10,510   50.23
DIII Offshore Fund LP       7/12/2007               37,755   50.44
DIII Offshore Fund LP       7/13/2007               13,905   50.31
DIII Offshore Fund LP       7/16/2007                1,002   50.35


Item 7.  Material to be filed as Exhibits

        Exhibit 1: Joint Filing Agreement among the Reporting Persons dated July 24, 2006 pursuant to which all of the Reporting Persons have authorized the filing of this Amendment as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                      D3 Family Fund, L.P., and D3 Bulldog Fund,
                                      By: Nierenberg Investment Management
                                          Company, Inc.

                                      Its: General Partner

July 16, 2007                         By: /s/ David Nierenberg
-------------------------                 --------------------------
                                              David Nierenberg, President


                                      DIII Offshore Fund, L.P.

                                      By: Nierenberg Investment Management
                                          Offshore, Inc.

                                      Its: General Partner

July 16, 2007                         By: /s/ David Nierenberg
-------------------------                 --------------------------
                                              David Nierenberg, President


                                      Nierenberg Investment Management
                                          Company, Inc.


July 16, 2007                         By: /s/ David Nierenberg
-------------------------                 --------------------------
                                              David Nierenberg, President

                                      Nierenberg Investment Management
                                          Offshore, Inc.

July 16, 2007                         By: /s/ David Nierenberg
-------------------------                 --------------------------
                                              David Nierenberg, President